UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF

THE SECURITIES EXCHANGE ACT OF 1934

WisdomTree Investments, Inc.

(Exact name of registrant as specified in its charter)

Delaware	13-3487784
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

230 Park Avenue, 3rd Floor West
New York, NY	10169
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Preferred Stock Purchase Rights	The NASDAQ Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box.  ☐

Securities Act registration statement file number to which this form relates:

Not applicable.

Securities to be registered pursuant to Section 12(g) of the Act:

None.

Item 1. Description of Registrant’s Securities to be Registered.

On March 13, 2022, the Board of Directors of WisdomTree Investments, Inc. (the “Company”) adopted a stockholder rights plan, as set forth in the Stockholder Rights Agreement, dated March 14, 2022, between the Company and Continental Stock Transfer & Trust Company, as Rights Agent (the “Rights Agreement”). The following description of the terms of the Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is attached hereto as Exhibit 4.1 and is incorporated herein by reference.

Rights Dividend

Pursuant to the terms of the Rights Agreement, the Board of Directors declared a dividend distribution of (i) one Preferred Stock Purchase Right (a “Right”) for each outstanding share of common stock, par value $0.01 per share, of the Company (the “Common Stock”) and (ii) 1,000 Rights for each outstanding share of Series A Non-Voting Convertible Preferred Stock, par value $0.01 per share, of the Company (the “Series A Preferred Stock”), to stockholders of record as of the close of business on March 25, 2022 (the “Record Date”). In addition, one Right will automatically attach to each share of Common Stock and 1,000 Rights will automatically attach to each share of Series A Preferred Stock, in each case, issued between the Record Date and the earlier of the Distribution Date (as defined below) and the expiration date of the Rights. Each Right entitles the registered holder thereof to purchase from the Company a unit consisting of one ten-thousandth of a share (a “Unit”) of Series B Junior Participating Cumulative Preferred Stock, par value $0.01 per share, of the Company (the “Preferred Stock”) at a cash exercise price of $27.00 per Unit (the “Exercise Price”), subject to adjustment, under certain conditions specified in the Rights Agreement and summarized below.

Distribution Date

Initially, the Rights are not exercisable and are attached to and trade with all shares of Common Stock and Series A Preferred Stock outstanding as of, and issued subsequent to, the Record Date. The Rights will separate from the Common Stock and Series A Preferred Stock and will become exercisable upon the earlier of (i) the close of business on the tenth calendar day following the first public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired beneficial ownership of 10% (or 20% in the case of a person or group which, together with all affiliates and associates of such person or group, is the beneficial owner of shares of Common Stock of the Company representing less than 20% of the shares of Common Stock of the Company then outstanding, and which is entitled to file, and files, a statement on Schedule 13G pursuant to Rule 13d-1(b) or Rule 13d-1(c) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, as in effect at the time of the first public announcement of the declaration of the Rights dividend with respect to the shares of Common Stock beneficially owned by such person or group) or more of the outstanding shares of Common Stock, other than as a result of repurchases of stock by the Company or certain inadvertent actions by a stockholder (the date of such announcement being referred to as the “Stock Acquisition Date”), or (ii) the close of business on the tenth business day (or such later day as the Board of Directors may determine) following the commencement of a tender offer or exchange offer that could result upon its consummation in a person or group becoming an Acquiring Person (the earlier of such dates being herein referred to as the “Distribution Date”). A person or group who beneficially owned 10% or more (or 20% or more in the case of passive stockholders) of the Company’s outstanding Common Stock prior to the first public announcement by the Company of the adoption of the Rights Agreement will not trigger the Rights Agreement so long as they do not acquire beneficial ownership of any additional shares of Common Stock at a time when they still beneficially own 10% or more (or 20% or more in the case of passive stockholders) of such Common Stock, subject to certain exceptions as set forth in the Rights Agreement.

For purposes of the Rights Agreement, beneficial ownership is defined to include ownership of securities that are subject to a derivative transaction and acquired derivative securities. Swaps dealers unassociated with any control intent or intent to evade the purposes of the Rights Agreement are excepted from such imputed beneficial ownership.

Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), (i) the Rights will be evidenced by the Common Stock or Series A Preferred Stock certificates (or, with respect to any uncertificated shares of Common Stock or Series A Preferred Stock registered in book entry form (“Book Entry Shares”), by notation in book entry) and will be transferred with and only with such shares of Common Stock or Series A Preferred Stock, (ii) new Common Stock or Series A Preferred Stock certificates or Book Entry Shares issued after the Record Date will contain a notation incorporating the Rights Agreement by reference, and (iii) the surrender for transfer of any certificates for Common Stock or Series A Preferred Stock or Book Entry Shares will also constitute the transfer of the Rights associated with the Common Stock or Series A Preferred Stock represented thereby.

As soon as practicable after the Distribution Date, one or more certificates evidencing Rights (the “Right Certificates”) will be mailed to holders of record of Common Stock and Series A Preferred Stock as of the close of business on the Distribution Date and, thereafter, the separate Right Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, only shares of Common Stock or Series A Preferred Stock issued prior to the Distribution Date will be issued with Rights.

Subscription and Merger Rights

In the event that a Stock Acquisition Date occurs, proper provision will be made so that each holder of a Right (other than an Acquiring Person or its associates or affiliates, whose Rights shall become null and void) will thereafter have the right to receive upon exercise, in lieu of a number of shares of Preferred Stock, that number of shares of Common Stock of the Company (or, in certain circumstances, including if there are insufficient shares of Common Stock to permit the exercise in full of the Rights, Units of Preferred Stock, other securities, cash or property, or any combination of the foregoing) having a market value of two times the Exercise Price of the Right (such right being referred to as the “Subscription Right”). In the event that, at any time following the Stock Acquisition Date, (i) the Company consolidates with, or merges with and into, any other person, and the Company is not the continuing or surviving corporation, (ii) any person consolidates with the Company, or merges with and into the Company and the Company is the continuing or surviving corporation of such merger and, in connection with such merger, all or part of the shares of Common Stock are changed into or exchanged for stock or other securities of any other person or cash or any other property, or (iii) 50% or more of the Company’s assets or earning power is sold, mortgaged or otherwise transferred, each holder of a Right (other than an Acquiring Person or its associates or affiliates, whose Rights shall become null and void) will thereafter have the right to receive, upon exercise, common stock of the acquiring company having a market value equal to two times the Exercise Price of the Right (such right being referred to as the “Merger Right”). The holder of a Right will continue to have the Merger Right whether or not such holder has exercised the Subscription Right. Rights that are or were beneficially owned by an Acquiring Person may (under certain circumstances specified in the Rights Agreement) become null and void.

Until a Right is exercised, the holder will have no rights as a stockholder of the Company (beyond those as an existing stockholder), including the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for shares of Common Stock, other securities of the Company, other consideration or for common stock of an acquiring company.

Exchange Feature

At any time after a person becomes an Acquiring Person, the Board of Directors may, at its option, exchange all or any part of the then outstanding and exercisable Rights for shares of Common Stock at an exchange ratio of one share of Common Stock for each Right, subject to adjustment as specified in the Rights Agreement. Notwithstanding the foregoing, the Board of Directors generally will not be empowered to effect such exchange at any time after any person becomes the beneficial owner of 50% or more of the Common Stock of the Company.

Adjustments

The Exercise Price payable, and the number of shares of Common Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

With certain exceptions, no adjustment in the Exercise Price will be required until cumulative adjustments amount to at least 1% of the Exercise Price. The Company is not obligated to issue fractional shares. If the Company elects not to issue fractional shares, in lieu thereof an adjustment in cash will be made based on the fair market value of the Preferred Stock on the last trading date prior to the date of exercise.

Redemption

The Rights may be redeemed in whole, but not in part, at a price of $0.01 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Board of Directors) by the Board of Directors only until the earlier of (i) the time at which any person becomes an Acquiring Person or (ii) the expiration date of the Rights Agreement. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and thereafter the only right of the holders of Rights will be to receive the redemption price.

Amendment

The Rights Agreement may be amended by the Board of Directors in its sole discretion at any time prior to the time at which any person becomes an Acquiring Person. After such time the Board of Directors may, subject to certain limitations set forth in the Rights Agreement, amend the Rights Agreement only to cure any ambiguity, defect or inconsistency, to shorten or lengthen any time period, or to make changes that do not adversely affect the interests of Rights holders (excluding the interests of an Acquiring Person or its associates or affiliates).

Expiration Date

The Rights are not exercisable until the Distribution Date and will expire at the close of business on March 13, 2023; provided that if the Company’s stockholders have not ratified the Rights Agreement by the close of business on the first day after the Company’s 2022 annual meeting of stockholders (including any adjournments or postponements thereof), the Rights will expire at such time, in each case, unless previously redeemed or exchanged by the Company.

Qualifying Offer

The Rights Agreement provides the holders of the Common Stock with the ability to exempt an offer to acquire, or engage in another business combination transaction involving, the Company that is deemed a “Qualifying Offer” (as defined in the Rights Agreement) from the terms of the Rights Agreement. A Qualifying Offer is, in summary, an offer determined by a majority of the independent members of the Board to have specific characteristics that are generally intended to preclude offers that are coercive, abusive or highly contingent. Among those characteristics are that it be: (i) a fully financed all-cash tender offer or an exchange offer offering shares of common stock of the offeror, or a combination thereof, for any and all of the Common Stock; (ii) an offer whose per share offer price and consideration represent a “reasonable premium” over the highest reported per share market price of the Common Stock in the 24 months immediately preceding the date on which the offer is commenced; (iii) an offer that, within 20 business days after the commencement date of the offer (or within 10 business days after any increase in the offer consideration), does not result in a nationally recognized investment banking firm retained by the Board rendering an opinion to the Board that the consideration being offered to the holders of the Common Stock is either inadequate or unfair; and (iv) an offer that is otherwise in the best interests of the Company’s stockholders. The Rights Agreement provides additional characteristics necessary for an acquisition offer to be deemed a “Qualifying Offer,” including if the consideration offered in a proposed transaction is stock of the acquiror.

Pursuant to the Rights Agreement, if the Company receives a Qualifying Offer and the Board has not redeemed the outstanding Rights or exempted such Qualifying Offer from the terms of the Rights Agreement or called a special meeting of stockholders (the “Special Meeting”) for the purpose of voting on whether to exempt such Qualifying Offer from the terms of the Rights Agreement, in each case by the end of the 90 business day period following the commencement of such Qualifying Offer, provided such offer remains a Qualifying Offer during such period, the holders of 10% of the Common Stock may request that the Board call a Special Meeting to vote on a resolution authorizing the exemption of the Qualifying Offer from the terms of the Rights Agreement. If such a Special Meeting is not held by the 90th business day following the receipt of such a request from stockholders to call a Special Meeting, the Qualifying Offer will be deemed exempt from the terms of the Rights Agreement on the 10th business day thereafter.

Miscellaneous

The Certificate of Designations establishing the Preferred Stock is attached hereto as Exhibit 3.1. The form of Right Certificate is attached as Exhibit B to the Rights Agreement (which is included as Exhibit 4.1 to this Form 8-A). The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Certificate of Designations and Rights Agreement, which are incorporated herein by reference.

Item 2.	Exhibits.

3.1	Certificate of Designations of Series B Junior Participating Cumulative Preferred Stock of WisdomTree Investments, Inc. classifying and designating the Series B Junior Participating Cumulative Preferred Stock

4.1	Stockholder Rights Agreement, dated as of March 14, 2022, between WisdomTree Investments, Inc. and Continental Stock Transfer & Trust Company, as Rights Agent

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

WisdomTree Investments, Inc.

March 14, 2022	By:	/s/ Marci Frankenthaler
Marci Frankenthaler
Chief Legal Officer and Secretary

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